
SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360


10015168

January 29, 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Myung Kun Kim of Samsung Electronics IR Director at (822) 727-7466.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

dw 2/4

Earnings Release Q4 2009

Samsung Electronics

January 2010

Disclaimer

This document is provided for the convenience of investors only, before our external audit on Q4 2009 financial results of our headquarters is completed.
The audit outcomes may cause some parts of this document to change.

This document contains "forward-looking statements" - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "expects", "anticipates", "intends", "plans", "believes", "seeks" or "will ". Forward-looking statements by their nature address matters that are, to different degrees, uncertain.

For us, particular uncertainties which could adversely or positively affect our future results include:
the behavior of financial markets including fluctuations in exchange rates, interest rates and commodity prices; strategic actions including dispositions and acquisitions;
unanticipated dramatic developments in our major businesses including semiconductor, LCD, telecommunication, digital media ;
and numerous other matters at the national and international levels which could affect our future results

These uncertainties may cause our actual results to be materially different from those expressed in this document.

<Consolidated Sales / Operating Profit>

(Unit : Trillion KRW)

	Sales				Operating Profit			
	4Q '09	3Q '09	FY '09	FY '08	4Q '09	3Q '09	FY '09	FY '08
Semiconductor	8.02	7.46	26.85	22.35	1.70	1.15	2.42	0.00
(Margin)					*(21%)*	*(15%)*	*(9%)*	-
LCD	6.34	6.73	22.28	21.52	0.53	1.01	1.38	2.35
(Margin)					*(8%)*	*(15%)*	*(6%)*	*(11%)*
Telecom	11.57	10.71	42.09	34.57	0.99	1.03	4.13	2.98
(Margin)					*(9%)*	*(10%)*	*(10%)*	*(9%)*
Digital Media	14.68	12.37	48.89	42.19	0.47	0.94	2.85	0.40
(Margin)					*(3%)*	*(8%)*	*(6%)*	*(1%)*
Total	39.24	35.87	136.29	118.38	3.70	4.23	10.92	5.71
(Margin)					*(9%)*	*(12%)*	*(8%)*	*(5%)*

※ Consolidated Income before Tax : 3.61 4.62 11.90 6.14

Sales and Profits (Parent Basis)

(Unit : Trillion KRW)

	4Q '09	(%)	Q-on-Q	3Q '09	(%)	FY '09	(%)	Y-on-Y	FY '08	(%)
Sales	**25.32**		*2%*	**24.86**		**89.77**		*23%*	**72.95**	
Gross Profit	**7.23**	*(29%)*	*8%*	**6.71**	*(27%)*	**21.37**	*(24%)*	*22%*	**17.57**	*(24%)*
SG&A	4.86		23%	3.94		15.02		12%	13.44	
Operating Profit	**2.37**	*(9%)*	*-14%*	**2.77**	*(11%)*	**6.35**	*(7%)*	*54%*	**4.13**	*(6%)*
Non-operating income	0.99		-34%	1.51		4.49		153%	1.77	
Pre-Tax Income	**3.36**	*(13%)*	*-21%*	**4.27**	*(17%)*	**10.84**	*(12%)*	*83%*	**5.91**	*(8%)*
Income Tax	0.30		-45%	0.55		1.19		212%	0.38	
Net Income	**3.05**	*(12%)*	*-18%*	**3.72**	*(15%)*	**9.65**	*(11%)*	*75%*	**5.53**	*(8%)*

	Sales				Operating Profit			
	4Q '09	3Q '09	FY '09	FY '08	4Q '09	3Q '09	FY '09	FY '08
Semiconductor	**6.89**	**6.11**	**21.79**	**17.66**	**1.56**	**1.08**	**2.15**	**0.13**
- Memory	*4.37*	*3.80*	*13.77*	*11.58*				
L C D	**5.72**	**6.01**	**20.04**	**18.07**	**0.42**	**0.92**	**1.23**	**2.04**
Telecom	**9.11**	**9.08**	**34.30**	**26.72**	**0.76**	**0.70**	**2.98**	**2.37**
- Wireless	*7.27*	*7.60*	*28.63*	*23.70*				
Digital Media	**3.50**	**3.54**	**13.21**	**9.87**	**-0.37**	**0.06**	**-0.01**	**-0.39**
- Appliances	*1.53*	*1.63*	*6.09*	*4.19*				

Cash Flow & Financial Position (Parent Basis)

Cash Flow Statement

(Trillion KRW)

	4Q '09	FY '09	FY '08
Cash*(Beginning of period)	**8.79**	**6.65**	**7.81**
Cash flow from Operation	**6.24**	**12.74**	**10.86**
Net profit	*3.05*	*9.65*	*5.53*
Depreciation	*1.84*	*7.60*	*7.62*
Others	*1.35*	*-4.51*	*-2.29*
Cash flow from Investment	**-2.61**	**-6.47**	**-11.01**
CAPEX	*-2.38*	*-5.24*	*-9.49*
Cash flow from Finance	**0.03**	**-0.48**	**-1.01**
Dividend	-	*-0.81*	*-1.17*
Repurchase of shares	-	-	-
Proceeds from sales of shares under stock option plan	*0.03*	*0.33*	*0.17*
Net increase in cash	**3.65**	**5.79**	**-1.16**
Cash* (End of period)	**12.44**	**12.44**	**6.65**

Financial Position (B/S)

(Trillion KRW)

	FY '09	3Q '09	FY '08
Assets	**86.0**	**80.8**	**72.5**
Current Assets	**27.2**	**24.7**	**17.8**
*Cash **	*12.4*	*8.8*	*6.6*
A/R & Inventories	*9.9*	*11.3*	*6.9*
Non Current Assets	**58.9**	**56.1**	**54.7**
P.P.E.	*28.5*	*28.0*	*31.2*
Liabilities	**19.2**	**16.8**	**14.4**
Debts	*0.1*	*0.1*	*0.1*
Shareholders' Equity	**66.8**	**63.9**	**58.1**
Capital Stock	*0.9*	*0.9*	*0.9*
Retained Earnings	*64.3*	*61.2*	*55.4*
ROE	**15.4%**	**23.9%**	**10.1%**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

Semiconductor

PC Shipment


(Million units)
(GB/Sys)
Desktop PC
Note PC
Netbook
GB/Sys
100
75
50
25
0
3.0
2.5
2.0
'09.Q3
Q4

(Source : SEC)

Memory Spot Price Trend


1Gb DDR2 DRAM (Left)
16Gb MLC NAND (Right)
$3.00
$2.00
$1.00
$0.00
$6.00
$4.00
$2.00
$0.00
※ 1Gb DDR2 : 70% ↑ (QoQ), 209% ↑ from early-'09
16Gb MLC : 12% ↑ (QoQ), 101% ↑ from early-'09
2009.Q1
Q2
Q3
Q4

(Source : DRAM Exchange, SEC)

Memory

- **DRAM : Price increase continued led by strong seasonal demand**
  - Better-than-expected PC shipment due to seasonal effects
  - Spot price increased 30% QoQ (1G DDR3), 70% QoQ (1G DDR2)

  ☞ **Improved cost-competitiveness via migration to 5X/4Xnm and strengthened leadership by driving high-density DDR3**

- **NAND : Demand for high-density embedded products remained strong**
  - Strong demand for high-density(16GB/32GB) embedded products (e.g. smart phones)
  - Demand for low-density products in China turned weak

  ☞ **Improved cost-competitiveness via migration to 3Xnm and enhanced profitability via increasing portion of embedded products**

System LSI

- **Maintained revenue growth led by strong sales in Home& Media segment products**

Semiconductor

Business Outlook

PC Shipment Trend



(Million units)
Desktop PC
Note PC
(%)
350
250
150
50
0
30%
20%
10%
0%
PC Shipment Growth Rate
2007
2008
2009
2010

(Source: SEC)

Memory in Smart phones



(MB/Sys)
(GB/Sys)
400
300
200
100
7.0
5.0
3.0
1.0
DRAM (Left)
NAND (Right)
2007
2008
2009
2010

(Source: SEC)

Market

- **DRAM**
  - Expect demand to remain strong throughout 2010 with increased adoption of Window7 and Corporate PC replacement demand in 2H
    - · Q1: Expect demand from PC OEMs to remain strong despite seasonality
- **NAND**
  - Expect strong demand from smart phones and new application products with limited increase in supply
    - · Q1: Expect demand to be stronger than typical Q1 due to Chinese New Year holidays

Samsung

- **Memory : Expand market dominance and improve profitability via widening technology gap**
  - **DRAM** : Improve cost-competitiveness via expanding 4Xnm portion & introducing 3Xnm processes and expand stable profit-base via differentiated products
  - **NAND** : Expand 3Xnm process and differentiated products (e.g. moviNAND/SSD)
- **S. LSI: Expect all business segments to improve**
  - Strengthen Mobile AP for smart phones and expand Foundry business customers

LCD

Large Panel Shipment (Market)


(Unit : Million Units)
149
147
95
TV
IT
'08.4Q
'09.3Q
'09.4Q

(Source : DisplaySearch, '09.4Q)

Panel ASP (Market)

(Unit : US$, %)

ASP	'09.3Q	'09.4Q	G/R
Note PC	62	57	-7%
Monitor	89	83	-7%
TV	250	241	-4%

(Source : DisplaySearch, '09.4Q)

Market

- **Strong set sales in China and developed markets resulted panel inventory reduction**
  Limited supply due to glass shortage
  → Stable supply and demand
  - Shipment : Q3 149 → Q4 147 mil units (-1% QoQ, 55% YoY)
    - · TV : Robust panel demand amid Chinese New Year holiday season
    - · IT : Notebook - Stable panel demand following robust set sales
      Monitor - Weak demand due to inventory adjustment by set manufacturers

Samsung

- **Shipment remained flat QoQ due to strong notebook and TV panel sales**
  - TV : Strong demand driven by set makers' robust sales and Chinese New Year holiday
    ☞ Increased sales of premium products (e.g. 40"+, LED, 240Hz)
  - IT : Increase in notebook panel sales led by economic recovery and launch of Windows7
    ☞ 16:9, LED panels, etc.

LCD

Business Outlook

2010 Large Panel Demand (Market)

(Unit : Million units)



90
93
101
101
IT
TV
46
42
48
48
Q1
Q2
Q3
Q4

(Source : DisplaySearch, 4Q)

LED TV Penetration in LCD TV Market

(Unit : %)



46%
36%
20%
3%
'09
'10
'11
'12

(Source : DisplaySearch, 4Q)

Market

- **Expect strong demand in 2010 due to economic recovery, emerging market growth, and major sporting events**
  - ☞ Risk of oversupply in 2H with supply increase
- **Expect strong demand in Q1 despite seasonality**
  - TV : Expect strong demand due to Chinese New Year holiday, sporting events, and low panel inventory
  - IT : Robust monitor panel demand due to inventory restocking and new model launches

Samsung

- **TV : Expand sales of differentiated products to strengthen market dominance**
  - Expand sales of new models for 2010 and differentiated products (2 Edge LED, 240Hz and slim products)
  - Continue to strengthen strategic partnerships with captive and Chinese customers
- **IT : Value-added & profitable product-mix and strengthen cooperation with major customers**
  - 16:9, LED and low-power products

Telecommunication

Q4 Results

Shipment Trends



(Unit: million units)
16%
196
227
53
52
46
46
69
60
52
46
4Q
3Q
2Q
1Q
'08
'09

M/S Trends



Developed
Global
Emerging
20%
23%
24%
24%
24%
26%
28%
15%
17%
18%
19%
19%
21%
23%
13%
13%
14%
15%
16%
17%
18%
(source: SA, securities)
Q2'08
Q3'08
Q4'08
Q1 '09
Q2'09
Q3'09
Q4'09(E)

Handset

- **Shipment : 68.8 mil units (QoQ 14%↑, YoY 31%↑)**
  - Developed market
    - · Enhanced line-up of smartphones (Omnia2) and touchphones (Corby)
    - · Strengthened joint-promotion with carriers
  - Emerging market : Strong sales due to increased localized models and diversified distribution channel

☞ **'09 shipment : 16% YoY growth despite demand decline**
→ Global M/S expected to exceed 20%

- **ASP : $115 (QoQ 4%↓)**
  - Intensified price competition and increase of mid-end segment

☞ **Achieved solid OP margin due to strong sales of high/mid-end phones and enhanced cost competitiveness**
→ <u>Maintained double-digit OP margin in '09</u>

Network

- **Maintained strong sales due to the expansion of overseas M-WiMAX and domestic WCDMA business**

Telecommunication

Business Outlook

Handset Market



10% ↑
1.2 bil.+α
1.1 bil.
'09
'10

Touch / Smartphone



Star
Corby
Omnia II (WM)
Galaxy Spica (Android)
M1 (LiMo)

Market

- **'10 demand : Expect approx. 10%↑(YoY)**
  - Market to recover due to economic recovery and improved consumer sentiment
    - Developed market : Smartphone demand to increase sharply
    - Emerging market : China 3G and replacement demand in other regions to expand
  - New model launches and price competition to increase in smartphone and full-touchphone segment
- **Q1 demand to decline due to seasonal weakness**

Samsung

- **'10 Shipments : Outperform market growth**
  - Diversify touch/AMOLED phones and strategic models for emerging markets
  - Expand smartphone line up : Multi OS (WM, Android, LiMo, bada) & broad price range
- **Strengthen carrier cooperation (development/promotion) and channel coverage**
- **Enhance cost efficiency**

  ☞ **Target : Global M/S↑ and Double-digit OP margin**
- **Network : Expand M-WiMAX business and establish stable LTE business foundation**

Digital Media

FPTV Market


(Unit: Million units)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
22% ↑
41% ↑
3Q'09 4Q'09
Market
3Q'09 4Q'09
SEC

(DisplaySearch Dec, 2009.)

FPTV Market Share


28%
22%
16%
PDP-TV
LCD-TV
TV Total
#2
#2
#1
#1
#1
#1
2Q'09
3Q'09
4Q'09(E)

(DisplaySearch Dec, 2009)

TV / Monitor

- **FPTV Shipment : 10.9 million units (QoQ 41%↑, YoY 41%↑)**
  - LCD TV shipments continued to outperform the market growth
  - ※ 2009 LED TV shipments : 2.5M units
  - · Developed market : Strong sales of LED-TV and 40"+ LCD-TV
  - · Emerging market : Increased sales in BRICs

  ☞ **Expanded market dominance via strong product sales**
  Profitability decreased due to increased marketing expense and price competition

- **Monitor : Maintained #1 market share through strengthened market leadership in 22"+ large-sized segment**

Appliances

- **Revenue improved driven by strong sales in refrigerator & W/M, despite weak seasonal demand for air-conditioners**
  - Premium refrigerator and drum washing machine sales continued to increase in U.S.

Digital Media

Business Outlook

TV Market Forecast

(Unit: Million units)

	3Q'09	4Q'09		1Q'10	
			QoQ		QoQ
CRT	13.7	11.3	-18%	8.5	-25%
LCD	**37.5**	**45.5**	**21%**	**36.6**	**-20%**
PDP	**3.6**	**4.5**	**24%**	**3.0**	**-32%**
Total	**54.9**	**61.3**	**12%**	**48.1**	**-22%**

(DisplaySearch Dec 2009)

Appliances Market Forecast

(Unit: Million units)



Refrig.
A/C
W/M
300
200
100
244
226
5%
238
'08
'09
'10

(AHAM, GFK, SEC estimates)

Market

- **FPTV : Annual demand to continue to grow (low-20% YoY), Q1 demand to decline due to seasonality**
  - Demand drivers : emerging market demand & declining LED TV price
    - LED TV segment to increase : 3% (2009) → 15% (2010)
    - Emerging market growth (38% YoY) to outpace developed markets (7% YoY)
  - Expect China holidays, the Winter Olympics to increase demand in Q1
- **Appliances : Expect demand to increase with anticipated economy recovery**

Samsung

- **TV : Outperform the market growth → Strengthen leadership**
  - Widen customer base via expansion of LED TV line-ups
    - LED TV shipment target in 2010 : 10 million units
  - Improve cost-competitiveness through enhanced SCM and economies of scale
- **Appliances : Strengthen leadership in premium market by expanding product line-up**
  - Continue to launch differentiated products (e.g. energy-saving products)

[Appendix 1] Proforma Balance Sheet (Parent Basis)

(Unit : 100 Million, KRW)

	4Q '09 (A)	3Q '09 (B)	4Q '08 (C)	Q-on-Q (A - B)	Y-on-Y (A - C)
Current Assets	**271,732**	**247,051**	**177,908**	**24,681**	**93,824**
- Cash & Cash Equivalents	103,391	80,358	56,665	23,033	46,726
- Marketable Securities	21,044	7,561	9,821	13,483	11,223
- A/R	62,913	72,496	30,898	-9,583	32,015
- Inventories	36,336	40,436	38,178	-4,100	-1,842
- Other Current Asset	48,048	46,200	42,346	1,847	5,702
Non Current Assets	**588,510**	**560,558**	**547,284**	**27,952**	**41,226**
- Investment	266,241	258,061	216,531	8,180	49,711
- PPE	285,024	279,961	312,498	5,063	-27,474
- Intangible Assets	6,404	6,475	6,531	-71	-127
- Other Non Current Asset	30,841	16,061	11,724	14,779	19,115
Total Assets	**860,242**	**807,610**	**725,192**	**52,632**	**135,050**
Liabilities	**191,995**	**168,204**	**144,057**	**23,791**	**47,938**
- Debts	1,006	1,082	1,142	-76	-136
- Trade Accounts and N/P	47,853	46,772	23,881	1,081	23,972
- Other Accounts and N/P	45,959	33,455	37,874	12,504	8,085
- Accrued Expenses	50,060	44,451	38,367	5,609	8,365
- Income Tax Payable	6,259	4,193	4,124	2,066	2,135
- Other Liabilities	40,858	38,251	38,669	2,608	5,517
Shareholders' Equity	**668,247**	**639,406**	**581,135**	**28,841**	**87,112**
- Capital Stock	8,975	8,975	8,975	0	0
- Capital Surplus	66,519	65,813	65,896	706	623
- Capital Adjustments	-82,557	-82,749	-85,970	192	3,413
- Accumulated Other Comprehensive Income	32,744	35,338	38,074	-2,594	-5,330
- Retained Earnings	642,566	612,029	554,161	30,537	88,405
Total Liabilities & Shareholder's Equity	**860,242**	**807,610**	**725,192**	**52,632**	**135,050**

[Appendix 2] Proforma Income Statement (Parent Basis)

(Unit : 100 Million, KRW)

	FY '09		4Q '09		3Q '09		FY '08		FY '09 Y-on-Y	4Q '09 Q-on-Q
	(A)	%	(B)	%	(C)	%	(D)	%	(A - D)	(B - C)
Sales	897,728	100%	253,249	100%	248,620	100%	729,530	100%	168,198	4,629
- Domestic	149,739	16.7%	38,436	15.2%	40,779	16.4%	135,567	18.6%	14,172	-2,343
- Export	747,989	83.3%	214,813	84.8%	207,841	83.6%	593,963	81.4%	154,026	6,972
Cost of Sales	684,025	76.2%	180,989	71.5%	181,561	73.0%	553,806	75.9%	130,219	-572
Gross Profit	213,703	23.8%	72,261	28.5%	67,059	27.0%	175,724	24.1%	37,979	5,202
SG&A	150,218	16.7%	48,562	19.2%	39,385	15.8%	134,383	18.4%	15,835	9,177
- Wages & Fee	18,920	2.1%	5,137	2.0%	5,716	2.3%	18,526	2.5%	394	-579
- Marketing Expenses	56,422	6.3%	22,351	8.8%	13,933	5.6%	47,106	6.5%	9,316	8,418
- R&D / Royalty Expenses	46,749	5.2%	12,660	5.0%	12,424	5.0%	43,084	5.9%	3,664	236
Operating Profits	63,485	7.1%	23,699	9.4%	27,674	11.1%	41,341	5.7%	22,144	-3,975
Non OP Income & Expenses	44,920	5.0%	9,886	3.9%	15,056	6.1%	17,742	2.4%	27,178	-5,170
- F/X Gain (or Loss)	-5,620	-0.6%	-1,710	-0.7%	-1,468	-0.6%	-1,523	-0.2%	-4,097	-242
- Gain (or Loss) on Foreign Currency Translation	2,808	0.3%	364	0.1%	1,644	0.7%	-3,537	-0.5%	6,345	-1,280
- Gain (or Loss) on Equity Investment	47,351	5.3%	13,854	5.5%	14,644	5.9%	17,922	2.5%	29,429	-790
Income before Income Taxes	108,405	12.1%	33,585	13.3%	42,730	17.2%	59,082	8.1%	49,323	-9,145
- Income Taxes	11,910	1.3%	3,048	1.2%	5,499	2.2%	3,823	0.5%	8,087	-2,451
Net Income	96,495	10.7%	30,537	12.1%	37,231	15.0%	55,259	7.6%	41,236	-6,694


SAMSUNG
ELECTRONICS

Patent License Agreement with Rambus

On January 19, 2010, Samsung Electronics reached a patent license agreement on semiconductor technology with Rambus.

Details

- Contract Period : 5 years (January 19, 2010 ~ January 18, 2015)
- Contract Amount : Initial payment of USD 200 million plus quarterly payment of USD 25 million for five years

· Samsung will invest USD 200 million in newly issued Rambus common shares to make the initial payment (share acquisition date: January 20, 2010)

*Pursuant to the agreement between the companies, all pending claims between Samsung and Rambus including the two lawsuits detailed in our disclosure dated June 24, 2005 will be dismissed or terminated.

Year-end Cash Dividend of FY 2009

On January 29, 2010, the BOD of Samsung Electronics authorized the cash dividend plan.

1. Dividend per share (Dividend yield)
   - Common shares: KRW 7,500 (1.0%)
   - Preferred shares: KRW 7,550 (1.5%)
   - Total payout: KRW 1.11 trillion

2. Record date: December 31, 2009

3. Dividend payment date: Within one month after approval at the Annual General Shareholders' Meeting.

Outside Director Recommendation Committee Meeting

On January 29, 2010, the outside director recommendation committee decided to hold a meeting on February 23, 2010 to determine outside director nominee(s).

Equipment sales to Samsung SDS

On January 29, 2010, the BOD of Samsung Electronics authorized the sales of IT equipment to its affiliate, Samsung SDS.

▫ **Details**

- Contract amount: KRW 20.8 billion
- Expected contract date: During the February of 2010

Appointment of Representative Director

On January 29, 2010, the BOD of Samsung Electronics appointed CEO and President Geesung Choi, for representative director of Samsung Electronics. With this appointment Mr. Yoonwoo Lee and Mr. Geesung Choi are the representative directors of Samsung Electronics.